UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, January 2025

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

10 Anson Road, #28-01 International Plaza

Singapore 079903

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

As previously disclosed, on July 2, 2024, Guardforce AI Co., Limited (the “Company”) entered into an At the Market Offering Agreement (the “ATM Agreement”) with H.C. Wainwright & Co., LLC (the “Sales Agent”), pursuant to which the Company may offer and sell, from time to time, its ordinary shares, par value $0.12 per share (the “Ordinary Shares”) through the Sales Agent in an “at the market offering” (the “ATM Offering”), as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

For the period from July 2, 2024 to January 5, 2025, the Company issued 7,502,220 Ordinary Shares pursuant to the ATM offering for gross proceeds of $10,861,671 (the “2024 ATM Shares”). The 2024 ATM Shares were issued pursuant to the Company’s registration statement on Form F-3 (File No. 333-261881) and the prospectus contained therein, declared effective by the Securities and Exchange Commission (the “SEC”) on January 5, 2022 and the prospectus supplement dated July 2, 2024. The Ordinary Shares were sold at prevailing market prices, for an average price per share of $1.45. Pursuant to the ATM Agreement, a cash commission of $271,542 on the aggregate gross proceeds raised was paid to the Sales Agent in connection with its services under the ATM Agreement.

The Company has determined to increase the amount available for sale under the ATM Agreement, up to an additional aggregate offering price of $6,546,970 (the “Newly Offered Shares”). Any Newly Offered Shares in the ATM Offering will be issued pursuant to the Company’s registration statement on Form F-3 (File No. 333-284261) and the prospectus contained therein, declared effective by the SEC on January 24, 2025 and the prospectus supplement dated January 24, 2025. The Sales Agent has agreed to use commercially reasonable efforts consistent with its normal trading and sales practices to sell the Newly Offered Shares pursuant to the ATM Agreement from time to time, based upon instructions from the Company, including any price or size limits or other customary parameters or conditions the Company may impose.

The Company is not obligated to sell any Newly Offered Shares under the ATM Agreement. The ATM Agreement will terminate upon the termination of the ATM Agreement by the Sales Agent or the Company, as permitted therein.

The Company has agreed to pay the Sales Agent a commission rate up to 3.0% of the gross sales price from each sale of the Newly Offered Shares pursuant to the ATM Agreement and has agreed to customary indemnification and contribution rights in favor of the Sales Agent.

Additionally, the Company has agreed to reimburse the Sales Agent for certain specified expenses in connection with entering into the ATM Agreement. The ATM Agreement contains customary representations and warranties and conditions to the sale of the Newly Offered Shares thereunder.

A copy of the opinion of Conyers Dill & Pearman, the Cayman Islands counsel to the Company, relating to the legality of the issuance and sale of the Newly Offered Shares under the ATM Agreement is attached as Exhibit 5.1 to this Report on Form 6-K.

The foregoing description of the ATM Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed herewith as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities, nor shall there be any offer, solicitation, or sale of the Company’s securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

This report on Form 6-K is incorporated by reference into (i) the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-261881) declared effective by the Securities and Exchange Commission (the “Commission”) on January 5, 2022; (ii) the prospectus dated February 9, 2022 contained in the Company’s registration statement on Form F-3 (SEC File No. 333-262441) declared effective by the Commission on February 9, 2022; (iii) the prospectus contained in the Company’s Post-Effective Amendment No. 1 to Form F-1 on Form F-3 (SEC File No. 333-258054) declared effective by the Commission on June 14, 2022; and (iv) the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-284261) declared effective by the Securities and Exchange Commission (the “Commission”) on January 24, 2025.

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Conyers Dill & Pearman, Cayman Islands Counsel to the Company
10.1	ATM Agreement dated July 2, 2024, between the Company and the Sales Agent (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed on July 2, 2024)
23.1	Consent of Conyers Dill & Pearman, Cayman Islands Counsel to the Company (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2025	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

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